Exhibit 99.1

Lucas GC Limited Provides Updates on Its Financing Plans

NEW YORK, July 2, 2026 (GLOBE NEWSWIRE) — Lucas GC Limited (NASDAQ: LGCL) (“Lucas” or the “Company”), an artificial intelligence (the “AI”) technology-driven Platform-as-a-Service (the “PaaS”) company whose technologies have been applied to the human resources and insurance industry verticals, today announced updates to its recent financing plans.

The Company previously announced that it entered into an At the Market Offering Agreement (the “Sales Agreement”) with Maxim Group LLC (the “Agent”) with respect to an at-the-market offering program (the “ATM Offering Program”), under which it may offer and sell, from time to time at its sole discretion, Class A ordinary shares, par value US$0.0002 per share of the Company (the “Class A ordinary shares”), having an aggregate offering price of up to US$20.0 million through or to the Agent, as the sales agent or principal. In addition, the Company previously announced the launch of a proposed public offering of its Class A ordinary shares, ordinary warrants and pre-funded warrants (the “Proposed Public Offering”).

After further evaluating current market conditions, its capital structure and expected financing costs, the Company has decided to terminate the ATM Offering Program and discontinue the Proposed Public Offering. No securities have been issued or sold under, or in connection with, either the ATM Offering Program or the Proposed Public Offering.

The Company believes that maintaining flexibility under its existing financing arrangement, while discontinuing the ATM Offering Program and the Proposed Public Offering at this time, is the more prudent course in light of prevailing market conditions and the Company’s current capital planning priorities.

The Company will continue to evaluate financing alternatives and other capital planning initiatives to support its long-term growth, liquidity position and shareholder value.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Lucas GC Limited

With 24 granted U.S. and Chinese patents and over 75 registered software copyrights in the AI, data analytics and blockchain technologies, Lucas GC Limited is an AI technology-driven PaaS company, applying such technologies in human resources and insurance industry verticals. For more information, please visit: www.lucasgc.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Lucas’ actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “might” and “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding Lucas’ leadership team, Lucas’ continued growth and financial and operational improvements, along with those other risks described under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2026, and those that are included in any of Lucas’ future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Lucas and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lucas undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For Investor Inquiries and Media Contact:

www.lucasgc.com

ir@lucasgc.com

T: 818-741-0923